# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chicago Atlantic BDC, Inc., CIK 0001843162
CUSIP: 828174102
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 600 Madison Ave, Suite 1800, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000950103-24-016110
Filed by CIK 0001873495

## Reporting persons
- Chicago Atlantic BDC Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,815,776; sole dispositive power 0; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,815,776 (16.7% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Silver Spike Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,815,776; sole dispositive power 0; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,815,776 (16.7% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC. Silver Spike Holdings, LP owns over 25% of the ownership interests of Chicago Atlantic BDC Advisers, LLC.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Silver Spike Holdings GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,815,776; sole dispositive power 0; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,815,776 (16.7% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC. Silver Spike Holdings, LP owns over 25% of the ownership interests of Chicago Atlantic BDC Advisers, LLC. Silver Spike Holdings GP, LLC is the general partner of Silver Spike Holdings, LP.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Scott Gordon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 35,024; shared voting power 3,815,776; sole dispositive power 35,024; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,850,800 (16.9% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC. Scott Gordon directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed for purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") to be the indirect beneficial owner of the shares owned by Chicago Atlantic BDC Advisers, LLC.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Chicago Atlantic BDC Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,815,776; sole dispositive power 0; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,815,776 (16.7% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC. Chicago Atlantic BDC Advisers, LLC is majority-owned by Chicago Atlantic BDC Holdings, LLC.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Chicago Atlantic Group, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,815,776; sole dispositive power 0; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,815,776 (16.7% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC. Chicago Atlantic BDC Advisers, LLC is majority-owned by Chicago Atlantic BDC Holdings, LLC. Chicago Atlantic Group, LP is the majority-owner and managing member of Chicago Atlantic BDC Holdings, LLC.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- John Mazarakis: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,815,776; sole dispositive power 0; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,815,776 (16.7% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC. John Mazarakis directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed for purposes of Section 13 of the Act to be the indirect beneficial owner of the shares owned by Chicago Atlantic BDC Advisers, LLC.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Andreas Bodmeier: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 25,000; shared voting power 3,815,776; sole dispositive power 25,000; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,840,776 (16.8% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC. Andreas Bodmeier directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed for purposes of Section 13 of the Act to be the indirect beneficial owner of the shares owned by Chicago Atlantic BDC Advisers, LLC.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Anthony Cappell: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 24,416; shared voting power 3,815,776; sole dispositive power 24,416; shared dispositive power 3,815,776; aggregate amount beneficially owned 3,840,192 (16.8% of the class)
  Comment: Rows 6 and 8: Represents the shares held directly by Chicago Atlantic BDC Advisers, LLC. Anthony Cappell directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed for purposes of Section 13 of the Act to be the indirect beneficial owner of the shares owned by Chicago Atlantic BDC Advisers, LLC.
  
  Row 11: Based on 22,820,367 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Issuer
Name of issuer: Chicago Atlantic BDC, Inc.
Address of issuer's principal executive offices: 600 Madison Ave, Suite 1800, New York, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) Chicago Atlantic BDC Advisers, LLC
(2) Silver Spike Holdings, LP
(3) Silver Spike Holdings GP, LLC
(4) Scott Gordon
(5) Chicago Atlantic BDC Holdings, LLC
(6) Chicago Atlantic Group, LP
(7) John Mazarakis
(8) Andreas Bodmeier
(9) Anthony Cappell

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the completeness or accuracy of information supplied by another Reporting Person.

Each of the Reporting Persons (other than Chicago Atlantic BDC Advisers, LLC and Messrs. Gordon and Bodmeier to the extent that they directly hold shares) disclaims beneficial ownership of the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of such securities for purposes of Section 13 of the Act or for any other purpose.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Section 13 of the Act.
Address of principal business office or, if none, residence:
The principal business address of Chicago Atlantic BDC Advisers, LLC, Silver Spike Holdings, LP, Silver Spike Holdings GP, LLC and Mr. Gordon is 600 Madison Avenue, Suite 1800, New York, New York 10022.

The principal business address of Chicago Atlantic BDC Holdings, LLC, Chicago Atlantic Group, LP, and Messrs. Mazarakis, Bodmeier and Cappell is 420 North Wabash Avenue, Suite 500, Chicago, Illinois 60611.
Citizenship: See responses in Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See responses in Rows 5 through 9 and 11 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

## Signatures
- Chicago Atlantic BDC Advisers, LLC: /s/ Scott Gordon, Scott Gordon/Manager (02/14/2025)
- Silver Spike Holdings, LP: /s/ Scott Gordon, Scott Gordon/Manager (02/14/2025)
- Silver Spike Holdings GP, LLC: /s/ Scott Gordon, Scott Gordon/Manager (02/14/2025)
- Scott Gordon: /s/ Scott Gordon, Scott Gordon (02/14/2025)
- Chicago Atlantic BDC Holdings, LLC: /s/ John Mazarakis, John Mazarakis/Manager (02/14/2025)
- Chicago Atlantic Group, LP: /s/ John Mazarakis, John Mazarakis/Manager (02/14/2025)
- John Mazarakis: /s/ John Mazarakis, John Mazarakis (02/14/2025)
- Andreas Bodmeier: /s/ Andreas Bodmeier, Andreas Bodmeier (02/14/2025)
- Anthony Cappell: /s/ Anthony Cappell, Anthony Cappell (02/14/2025)